Catalyst Paper Corporation
16th Floor, 250 Howe Street
Vancouver, British Columbia
Canada V6C 3R8

Tel:	604 654 4000
Fax:	604 654 4048

News Release

April 19, 2007

IPI repeats as top supplier to BC’s biggest paper recycler

Vancouver (BC) - For the second year in a row, Catalyst Paper has named International Paper Industries (IPI) its supplier of the year for post-consumer paper used in recycling.

IPI, a division of Ontario-based Halton Recycling, has shipped recovered newspapers to Catalyst from North Vancouver, Vancouver, Surrey, Nanaimo, Victoria and Courtenay/Comox since 1991. At Catalyst’s recycling facility - the largest of its kind in Western Canada - the paper is pulped, de-inked and sent to Catalyst’s other mills.

The recycling facility, which is chain-of-custody certified by the Forest Stewardship Council, has presented the supplier of the year award annually since 1998 as part of its commitment to environmental sustainability and continuous improvement. Suppliers are rated on paper quality, service efficiency, timely response and their reliability and flexibility in shipping

Paper Recycling Division general manager Tom Fawcett said IPI earned recognition for a second consecutive year because of its consistency in supplying clean, high-quality recovered newspapers.

“Recycling paper is all about getting maximum value from our natural resources,” said Fawcett. “As demand for new paper products containing recycled content rises, the proven ability of suppliers like IPI to deliver clean recovered newspapers from local sources becomes even more vital to our ability to operate efficiently and economically.”

Clean paper means fewer shipments to landfills, better-quality pulp and less mill wear and tear. By working with suppliers like IPI and carefully studying waste paper sources, Catalyst has reduced contaminants like plastic, metal and glue to less than one per cent of total weight, well below the five-per-cent industry norm.

Since Catalyst’s recycling facility opened in 1991, the recovery rate for newspapers in BC has risen from about 40 per cent to more than 70 per cent. Catalyst annually processes 166,000 tonnes of this paper and uses it to make new paper products that include as much as 40 per cent recycled content.

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing 3,500 people at sites within a 160 kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst Paper Corporation common shares trade on the Toronto Stock Exchange under the symbol CTL. The company is headquartered in Vancouver, BC.

For more information:

Lyn Brown
Vice-President, Corporate Affairs and Social Responsibility
604-654-4212